December 31, 2013

Jennifer Thompson, Accounting Branch Chief

Sondra Snyder, Staff Attorney

Andrew Blume, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             Lentuo International Inc.

Form 20-F for Fiscal Year Ended December 31, 2012

File No. 001-34987

Dear Ms. Thompson, Ms. Snyder and Mr. Blume:

I refer to your letter to Mr. Hetong Guo, dated September 27, 2013, relating to Lentuo International Inc.’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2013 (the “2012 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated September 27, 2013 from the staff of the Commission (the “Staff”).  The Company has responded to the Staff’s comments by including proposed disclosure to comply with the comment, providing an explanation if the Company has decided not to revise the disclosure or providing supplemental information as requested.  If the Staff agrees to the proposed disclosure, the Company will incorporate the disclosure in future filings of its annual reports to the Commission.  The numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference.  Page number references are to the 2012 20-F.

Form 20-F filed for the fiscal year ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 43

1.                                      We note your risk factor disclosure on page 5 that the Beijing municipal government issued a number of new regulations on December 23, 2010 aimed at curbing traffic congestion that became effective immediately, including the adoption of a quota system for new license plates which you state continues to suppress your sales and hamper your growth in your most important automobile market.  Please tell us when you first became aware of this new quota system.  In doing so, tell us if the municipal government publicly discussed this quota system prior to its adoption.  Please tell us whether these types of changes which may be expected to impact business operations are generally published and/or discussed prior to new government regulations being issued.  If not, please consider whether you should include a risk factor to address this uncertainty.

The Company respectfully advises the Staff that it first became aware of the new quota system through news reports on December 23, 2010, the same day on which the new policy was announced to the public.  The Company was not aware of any public discussion of this new quota system by the Beijing municipal government prior to its adoption.  The Company advises the Staff that local government authorities in the PRC generally adopt policy changes or issue administrative regulations with no or very little public discussion.  The Company proposes to add the following statement under “Item 3. Key Information — D. Risk Factors — Risks related to Doing Business in China — Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” in its future Form 20-F filings:

“Changes in these regulations are often subject to the sole discretion of government authorities without public discussion, and could have a material adverse impact on our business and operations.”

Discussion of Segment Operations, page 55

2.                                      We note your disclosure that net income from your Audi, FAW-Volkswagen and FAW- Mazda dealerships accounted for a substantial majority of your net income in 2010, 2011 and 2012.  While these three segments represent a significant percentage of your net income for 2010, your Shanghai—Volkswagen segment was a larger contributor to your net income and revenues during 2011 than your FAW—Mazda dealership.  For 2012, we note that your Toyota and Shanghai-Volkswagen segment revenues nearly equaled FAW- Mazda revenues and that your Toyota and GAC-Honda segments had a greater impact to your net loss on an absolute value basis than your FAW-Mazda segment.  Please revise your disclosures in future filings for the following items:

•                  In order to provide an investor with an analysis of the segments that are material to your overall results of operations during the periods presented, please expand your segment operations discussion to include all segments that had a material impact on your revenues and/or net income.

•                  Since you reported a net loss for 2012, please do not characterize your 2012 results of operations as net income.

•                  Please show us what your revised disclosures will look like.

The Company confirms that it will expand the disclosure of segment operations in future Form 20-F filings to include all segments that had a material impact on its revenues and/or net income.

In addition to Audi, FAW-Volkswagen and FAW-Mazda, the Company proposes to add disclosure of operating results for Toyota, Shanghai-Volkswagen and GAC-Honda in the discussion of 2012 segment operations as follows:

“Toyota

Revenues.  Revenues at the Toyota dealerships increased by 35.1% from 2011 to 2012, primarily due to a 35.5% increase in revenues from new vehicle sales and a 32.3% increase in revenues from automobile repair and maintenance services.

The increase in revenues from new vehicle sales was primarily attributable to a 63.7% increase in sales volume from 1,139 units in 2011 to 1,865 units in 2012, driven by the contribution from one additional Toyota dealership which we acquired in October 2011.  The average selling price per unit decreased by 17.3% from RMB210,844 in 2011 to RMB174,436 in 2012, as a result of our promotional efforts to offer substantial discounts in response to customers’ increasing reluctance to buy Japanese automobiles in 2012.  The increase in revenues from repair and maintenance services was primarily due to the increase in service volume, which increased by 54.1% from 20,716 units in 2011 to 31,926 units in 2012, driven by the contribution from the newly acquired Toyota dealership.

Gross profit and gross margin.  Gross profit at the Toyota dealerships decreased by 35.9% from 2011 to 2012.  Gross profit from new vehicle sales decreased significantly from RMB3,724 million in 2011 to negative RMB4,455 million in 2012 primarily due to substantial price discounts offered in 2012 to drive sales volume.  Gross profit from repair and maintenance services increased slightly at 0.8% from 2011 to 2012.  Overall gross margin decreased to 3.7% in 2012 from 7.7% in 2011.  Gross margin for new vehicle sales decreased to negative 1.4% in 2012 from 1.6% in 2011 as a result of the substantial price discounts offered in 2012.  Gross margin for repair and maintenance services decreased to 36.8% in 2012 from 48.4% in 2011, primarily due to the price discounts offered in 2012 to drive sales volume.

Operating expenses.  Operating expenses at the Toyota dealerships increased by 65.0% from 2011 to 2012, primarily due to (i) the increase in selling, marketing expenses and general and administrative expenses in connection with our newly added dealership and (ii) the impairment loss of intangible assets associated with our newly acquired dealership as a result of its loss-making performance in 2012.

Net loss.  Primarily as a result of the factors discussed above, our net loss at the Toyota dealerships increased significantly from RMB1,632 million in 2011 to RMB20,798 million in 2012.

Shanghai-Volkswagen

Revenues.  Revenues at the Shanghai-Volkswagen dealership decreased by 25.1% from 2011 to 2012, primarily due to a 26.5% decrease in revenues from new vehicle sales and a 11.1% decrease in revenues from repair and maintenance services.  The decrease in revenues from new vehicle sales was attributable to a 25.6% decrease in sales volume from 2,515 units in 2011 to 1,870 units in 2012, as a result of intensified competition.  The average selling price per unit decreased slightly by 1.2% from RMB169,590 in 2011 to RMB167,606 in 2012.  The decrease in revenues from repair and maintenance services was primarily due to the decrease in service price, which declined by 22.7% from RMB1,435 per unit in 2011 to RMB1,110 per unit in 2012, as a result of intensified competition.

Gross profit and gross margin.  Gross profit at the Shanghai-Volkswagen dealership decreased 55.3% from 2011 to 2012, primarily due to the decreases in both revenue and margin.  Gross profit from new vehicle sales decreased by 72.9% from 2011 to 2012, and gross profit from repair and maintenance services decreased by 33.5% from 2011 to 2012.  Overall gross margin decreased to 4.6% in 2012 from 7.6% in 2011.  Gross margin for new vehicle sales decreased to 1.8% in 2012 from 5.0% in 2011 and gross margin for repair and maintenance services decreased to 35.7% in 2012 from 47.7% in 2011, both as a result of our increased offerings of promotions in response to intensified competition.

Operating expenses.  Operating expenses at the Shanghai-Volkswagen dealership increased by 6.9% from 2011 to 2012, primarily due to the increase in selling, marketing and advertising expenses.

Net income/(loss).  Primarily as a result of the factors discussed above, our net loss at the Shanghai-Volkswagen dealership was RMB5,185 million in 2012, compared to the net income of RMB8,564 million in 2011.

GAC-Honda

Revenues.  Revenues at the GAC-Honda dealership increased by 68.2% from 2011 to 2012, primarily due to a 70.3% increase in revenues from new vehicle sales and a 51.1% increase in revenues from automobile repair and maintenance services.  The increase in revenues from new vehicle sales was primarily attributable to a 75.9% increase in sales volume from 690 units in 2011 to 1,214 units in 2012, due to the fact that our GAC-Honda dealership was acquired in July 2011 and the full-year operating results were only recorded starting in 2012.  The average selling price per unit decreased by 3.2% from RMB150,977 in 2011 to RMB146,107 in 2012, as a result of our promotional efforts to offer discounts in response to customers’ increasing reluctance to buy Japanese automobiles in 2012.  The increase in revenues from repair and maintenance services was primarily due to the increase in service volume, which increased significantly from 3,510 units in 2011 to 19,403 units in 2012.

Gross profit and gross margin.  Gross profit at the GAC-Honda dealership decreased from RMB6,585 million in 2011 to negative RMB598 million in 2012.  Gross profit from new vehicle sales decreased significantly from RMB1,926 million in 2011 to negative RMB6,598 million in 2012 primarily due to the substantial decrease in gross margin in 2012.  Gross profit from repair and maintenance services increased by 12.8% from 2011 to 2012, primarily attributable to the fact that the full-year operating results of the dealership were recorded in 2012.  Overall gross margin decreased to negative 0.3% in 2012 from 5.5% in 2011.  Gross margin for new vehicle sales decreased to negative 3.7% in 2012 from 1.8% in 2011 as a result of the substantial price discounts offered in 2012.  Gross margin for repair and maintenance services decreased to 20.0% in 2012 from 26.8% in 2011, primarily due to the price discounts offered in 2012 to drive sales volume.

Operating expenses.  Operating expenses at the GAC-Honda dealership increased significantly by 194.3% from 2011 to 2012, primarily due to (i) the fact that the full-year operating results of the dealership were only recorded starting in

2012 and (ii) the impairment loss of intangible assets associated with the newly acquired dealership as a result of its loss-making performance in 2012.

Net loss.  Primarily as a result of the factors discussed above, our net loss at the GAC-Honda dealership increased significantly from RMB763 million in 2011 to RMB16,539 million in 2012.”

Consolidated Financial Statements, page F-1

Consolidated Statements of Comprehensive Income (Loss), page F-5

3.                                      We note that cost of goods sold for leased automobiles during the year ended December 31, 2012 exceeded revenues from sales of leased automobiles resulting in a negative gross margin of (40.5%).  You disclose in Note 2(i) that you depreciate the cost of leased automobiles held for sale. You further disclose in Note 2 (q)(iii) that you initially collect the full sales price of such automobiles and record the amount collected as deferred revenue until you are able to transfer the title to the purchaser at which time you recognize the related revenue.  In Note 2(i) you disclose that a customer who returns the leased automobile only receives a refund equal to the then fair value of the automobile.  It appears from your disclosure in Note 2(q)(iv) that you record revenues arising from the leasing transaction in revenues from Other services and the related costs in costs of goods sold from Other services.  Please explain to us in detail how you account for these leasing transactions and the basis in GAAP for your accounting.  In this regard please explain:

•                  Why you have a negative gross margin in 2012 from sales of leased automobiles;

•                  Whether a portion of the sales price collected in advance for leased automobiles held for sale is considered to be a payment by the customer for leasing the automobile, and why or why not;

•                  Whether the nominal monthly fee collected from the customer represents a market rate payment for the monthly lease payment; and

•                  When the amount of the deposit retained as payment for the depreciation in the fair value of leased automobiles held for sale returned to you by customers is recorded as revenue.

The Company respectfully advises the Staff that the Company has two types of lease arrangements: provision of automobile leasing services as described in Note 2(q)(iv) and sales of leased automobiles held for sale as described in Note 2(i) and Note 2(q)(iii).

Provision of automobile leasing services

As disclosed in Note 2(q)(iv), the Company had limited operations relating to automobile leasing services, which accounted for an insignificant portion of total revenues. Revenues from the provision of automobile leasing services are recognized ratably over the lease terms, typically less than one year, in accordance with ASC 840.  The automobiles used for leasing services are recorded as property and equipment and depreciated as costs of goods sold over the expected useful life of five years.  Expenditures for repair and maintenance on automobiles used for leasing services are expensed as costs of goods sold when incurred. All automobile leasing services have been accounted for as operating leases.

Sales of leased automobiles held for sale (“Lease Arrangement”)

As disclosed in Note 2(i) and Note 2(q)(iii), on December 23, 2010, the Beijing municipal government issued a number of new measures, which became effective immediately, aimed at curbing traffic congestion in Beijing, the PRC. Under these measures, the issuance of new license plates in Beijing is subject to an annual quota and will be implemented through a monthly lottery selection system. The legal title of automobiles cannot be transferred to customers who have not obtained a new license plate from the Beijing municipal government. To assist certain customers who are in the license plate lottery, the Company enters into a renewable lease agreement to lease the automobile which the customer intends to purchase until such time the customer acquires a license plate.

Pursuant to the Lease Arrangement, customers first lease their automobiles from the Company before taking title of their automobiles. The customer makes an initial payment for the full sales price of the automobile, pays a nominal monthly fee, and will either take title to the automobile upon obtaining a license plate or return it for a refund of the then fair value of the automobile. The customers are required to pay the full purchase price of the automobiles in cash as a deposit upon signing the lease agreement. The Company initially records these deposits as deferred revenue. The customer has full discretion on the use of and exclusive physical access to the automobile upon making the deposit. After delivery of the leased automobile to the customer, the Company no longer has any physical access or involvement in the use of the automobile. The monthly rental fee is a fixed nominal amount. By the end of the lease term, the legal title is not transferred to the customer if the customer did not obtain a license plate or decided not to purchase the automobile. Revenue is subsequently recognized if and when the customer receives a license plate for the automobile and elects to obtain the legal title of the automobile from the Company.

The Lease Arrangement meets the definition of a lease in accordance with ASC 840-10-15 and has been accounted for as an operating lease by the Company in accordance with ASC 840-10-25 based on the following analysis:

•                  Transfer of ownership — The Lease Arrangement does not provide for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, as the legal title of the automobile will not be transferred to the customer at the end of the lease term if the customer did not obtain a license plate or decided not to purchase the automobile.

•                  Bargain purchase option — The Lease Arrangement does not contain a bargain purchase option.  The customers are required to pay the full purchase price of the automobiles in cash as a deposit upon signing the lease agreement.

•                  Lease term — The lease term under the Lease Arrangement is less than 75 percent of the estimated economic life of the leased automobile. The lease term is either six months or three years, which is insignificant as compared to the useful life of the car, which is ten years. Regardless of the lease term, customers can choose to return the car and seek a refund after six months.

•                  Minimum lease payments — The present value at the beginning of the lease term of the minimum lease payments under the Lease Arrangement is less than 90 percent of the fair value of the leased automobile.  The minimum lease payment is the nominal monthly fee, which is insignificant as compared to the fair value of the automobile.  As the customer can return the automobile for a refund at the then fair value of the automobile at the end of the lease term, the difference between the selling price of the automobile, which is deposited by the customer to the Company upon the execution of the lease agreement, and the then market value is a non-refundable portion of the initial deposit made by the customer.  The Company concluded that the non-refundable portion is contingent lease income in accordance with ASC 840. Since the non-refundable portion is unknown at any particular date until the then market value of the automobile is available, such contingent lease income can only be recognized once the then market value is available and the uncertainty around the contingency is eliminated, which is at the time that the automobile is returned to the Company.  Thus, the upfront deposit was excluded from minimum lease payment.

The Company respectfully submits that the business substance of the Lease Arrangement is sales of automobiles. The Company owns the legal title to the leased automobiles and accounted for them as lease automobiles held for sales on the balance sheet.  The lease is intended to be short-term and the legal title of the leased automobiles is expected to be transferred to the customers in the normal cycle of business as soon as a license plate is obtained. Therefore, these automobiles have been accounted for as current assets at cost less accumulated depreciation over the expected useful life of ten years in accordance with ASC 360.  Due to the limitations on license plates issued by the Beijing municipal government, the Lease Arrangement was designed to be a lease transaction in legal form before the customers obtain a license plate. The intention of both the Company and its customers to enter into the Lease Arrangement is solely for sales of automobiles.  Since the inception of the sales of lease automobiles business in 2011, no customers had ever chosen to return the automobiles to the Company for a refund. All of the customers requested the Company to transfer the legal title of the automobiles immediately upon successfully obtaining a license plate.

As disclosed in Note 2(q)(iii), the Group initially records the deposits from customers as deferred revenue. The full amount of the deposit from customer is subsequently recognized as revenue from sales of leased automobiles if and when the customer receives a license plate for the automobile and elects to obtain the legal title of the automobile from the Company, and the Company transfers the automobile legal title to the customer.  As explained above, if the customer returns the automobile for a refund at the then fair value of the automobile, the deposit retained as payment for the depreciation in the fair value of leased automobiles held for sale is contingent lease income. Since the non-refundable portion is unknown at any particular date until the then market value of the automobile is available, such contingent lease income can only be recognized once the then market value is available and the uncertainty around the contingency is eliminated, which is at the time that the automobile is returned to the Company. The nominal monthly fee collected from the customer represents a market rate payment for the monthly lease payment in similar sales of leased automobile arrangements in the PRC market.  However, the nominal monthly fee is substantially lower than the market rate under the normal automobile leasing service transactions.  The lower nominal monthly fee in the Lease Arrangement is recovered through the contingent lease income if a customer decided not to purchase the leased automobiles held for sale.

An illustrative example for the accounting of the Lease Arrangement is provided to the Staff for reference.  Assuming a customer contracted with the Company under the Lease Arrangement for leasing an automobile with a retail price of RMB200,000 for a nominal monthly fee of RMB500 over a three-year lease period on March 1, 2012.  The cost of the automobile is RMB150,000 and the useful life is estimated to be ten years.

When the customer advanced the full selling price of the automobile of RMB200,000 to the Company as a deposit upon signing of the lease agreement, the accounting entries are as follows:

Dr.	Cash	200,000
Cr.	Advance from customers	200,000
To record deposit received for the automobile

Dr.	Lease automobiles held for sale	150,000
Cr.	Inventory	150,000
To reclassify the leased automobile from inventory to asset held for sale

At the reporting period end, the accounting entries to record amortization expense in cost of goods sold and rental income are as follows:

Dr.	Cost of goods sold	12,500
Cr.	Lease automobiles held for sales	12,500
To record depreciation expense equals to RMB150,000/120 months*10 months in the period

Dr.	Cash	5,000
Cr.	Rental income	5,000
To record rental income equals to RMB500*10 months in the period

If the customer receives a license plate for the automobile and elects to obtain the legal title of the automobile from the Company on December 31, 2012, the accounting entry is as follows:

Dr.	Advance from customers	200,000
Dr.	Cost of goods sold	137,500
Cr.	Lease automobiles held for sales	137,500
Cr.	Revenue	200,000

If the customer fails to obtain a license plate or decides not to purchase the automobile and returns the leased automobile for a refund at the then market value of RMB110,000 on December 31, 2012, the accounting entry is as follows:

Dr.	Advance from customers	200,000
Cr.	Contingent lease income	90,000
Cr.	Cash	110,000

As illustrated in the example above, revenue from sales of leased automobiles is recognized only upon the transfer of the legal title of the leased automobiles from the Company to its customers, which is at the time when the customers have obtained the license plate and taken the ultimate ownership of the automobile.  However, cost of goods sold relating to sales of leased automobiles included two components: (i) depreciation expense of the leased automobiles held for sale, which commenced recognition on a straight-line basis upon signing of the lease agreement; and (ii) the net carrying value of the leased automobile held for sale, which is recognized at the time of the legal transfer of the automobile from the Company to its customers.

For the year ended December 31, 2012, revenue from sales of leased automobiles was RMB35.6 million whilst cost of goods sold relating to sales of leased automobiles was RMB50.1 million, which included depreciation expenses of leased automobiles held for sale of RMB17. 9 million and net carrying values of leased automobiles sold of RMB32.2 million.  The negative gross margin from sales of leased automobiles in 2012 was mainly due to depreciation expenses of leased automobiles held for sale being recorded prior to the related revenue or contingent lease income being recognized.

4.                                      Please explain to us why 70% of your net loss for fiscal 2012 is attributable to noncontrolling interests.  Please tell us and disclose in future filings your policy regarding how net income is attributed to noncontrolling interests.

The Company respectfully submits that net income or loss and comprehensive income or loss are attributed to the Company and the noncontrolling interests based on the relative ownership interests in the subsidiary. Noncontrolling interests are attributed their share of losses even if that attribution results in a deficit noncontrolling interests balance.  For the year ended December 31, 2012, the Company’s consolidated net loss of RMB18.2 million included (i) net income from subsidiaries without noncontrolling interests of RMB17.4 million and (ii) net loss from subsidiaries with noncontrolling interests of RMB35.6 million, of which RMB12.8 million was net loss attributable to noncontrolling interests.  The RMB12.8 million net loss attributable to noncontrolling interests as a percentage of the RMB18.2 million consolidated net loss was 70%.

In response to the Staff’s comment, the Company proposes to include the following accounting policy with respect to the attribution of income and loss to noncontrolling interests in its future Form 20-F filings:

“In accordance with ASC 810, net income or loss and comprehensive income or loss are attributed to the Company and noncontrolling interests based on the relative ownership interests in the subsidiary.  If a substantive profit sharing agreement exists, net income or loss and other comprehensive income or loss of a partially-owned subsidiary are attributed between the Company and noncontrolling interests based on the terms of the substantive profit sharing agreement. Losses are attributed to the noncontrolling interests even when the noncontrolling interests’ basis in the partially-owned subsidiary has been reduced to zero.  Accordingly, any excess loss attributed to the noncontrolling interests is reported in consolidated financial statements as a deficit balance in the noncontrolling interests line in shareholders’ equity.”

Consolidated Statements of Cash Flows, page F-7

5.                                      Please tell us the nature of the items included in the third party deposit line items classified as investing activities on your statements of cash flows.  Also clarify why it appears you classify financing received from and repaid to related parties within investing activities.

The Company respectfully advises the Staff that the deposits to third parties classified as investing activities on the statements of cash flows represent deposits paid to automobile manufacturers in connection with a bidding process for the construction of new exhibit halls..

In addition, the Company would like to clarify that the movements in “amounts due to related parties” classified as investing activities on the statements of cash flows represent unsecured interest-free temporary funding received from and repaid to related parties, which shall be classified as financing activities in accordance with ASC 230.  In response to the Staff’s comment, the Company will revise the classification on the statements of cash flows in its future Form 20-F filings.

Note 1. Organization and Basis of Presentation, page F-10

VIE Arrangements, page F-12

6.                                      You disclose that your exclusive technology consulting and service agreement requires the Automobile Operating Entities to pay Lentuo Beijing a service fee “in an amount as determined at the sole discretion of Lentuo Beijing” and that Lentuo Beijing has the unilateral right to change the service fee amount.  We also note your disclosures on page 29 that the service fee is based on an amount equal to 100% of quarterly profit.  In future filings, please provide in your footnotes a description of how the fee is determined, including how “quarterly profit” is defined.  Also tell us and disclose if Lentuo Beijing’s unilateral right to change the service fee contains any quantitative limitations.

In response to the Staff’s comment, the Company proposes to revise the following disclosures under “VIE Arrangements — (iii) Exclusive technology consulting and service agreement” in Note 1 to the consolidated financial statements in its future Form 20-F filings (added text is double underlined):

“Pursuant to the exclusive technology consulting and service agreement entered into between Lentuo Beijing and the Automobile Operating Entities, Lentuo Beijing has the exclusive and irrevocable right to provide to the Automobile Operating Entities various technical and consulting services, such as market research, business strategy development, technical training and other consultative services related to the automobile retail business. In return, the Automobile Operating Entities are required to pay Lentuo Beijing a service fee in an amount as determined at the sole discretion of Lentuo Beijing. Lentuo Beijing is entitled to charge service fees on a quarterly basis up to 100% of the total quarterly profit of the Automobile Operating Entities.  The quarterly profit of each Automobile Operating Entity is defined as net income and comprehensive income attributable to controlling interests in each fiscal quarter as determined in accordance with US GAAP.  Lentuo Beijing also has the unilateral right to change the service fee amount. Lentuo Beijing’s unilateral right to change the quarterly service fee is not subject to any quantitative limitations. Lentuo Beijing determines the actual amount it charges based on the business and operating needs of itself and each Automobile Operating Entity. The agreement is effective for 10 years and will automatically extend for another 10 years unless both Lentuo Beijing and the Automobile Operating Entities agree to terminate.”

Note 2. Summary of Significant accounting Policies, page F-15

(n) Goodwill, page F-20

7.                                      We note your disclosure that the fair values of your reporting units were less than their carrying values, thus you were not required to complete the second step of the goodwill impairment testing.  It appears that if the fair value of the reporting units determined in accordance with step one of the impairment test were less than their carrying values, then it would be necessary to complete the second step to measure the potential impairment. Please refer to ASC 350-20-35 and revise your disclosures in future filings as appropriate.

The Company respectfully advises the Staff that the fair values of its reporting units were not less than their carrying values as of December 31, 2012, thus the Company was not required to complete the second step of the goodwill impairment testing. In response to the Staff’s comment, the Company will revise the disclosures in Note 2(n) on pages 51 and F-20 to correct the typographical error in its future Form 20-F filings.

8.                                      We note that your initial 2012 goodwill impairment qualitative assessment indicated that it was more-likely-than-not that the fair values of your reporting units were less than their carrying values.  For each of your reporting units, please describe in reasonable detail the qualitative factors that initially led you to believe that carrying value exceeded fair value and explain how these qualitative factors impacted the quantitative calculation.  Also tell us the percentages by which fair value exceeded carrying value for each of your reporting units as of your most recent testing date and consider the following guidance when preparing your next Form 20-F.  Please clearly indicate within your Critical Accounting Policies how you determine your reporting units for purposes of goodwill impairment testing.  Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test.  Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value.  If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment.  Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•                  The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company respectfully submits that the Company has considered all of the positive and negative factors in its qualitative assessment of goodwill impairment by referring to ASC 350-20-35-3C and assessed that it was more-likely-than-not that the fair values of its reporting units were less than their carrying amounts as of December 31, 2012.  As a result, the Company performed a quantitative goodwill impairment test on its four reporting units with goodwill, including Tianjin Ruitai Automobile Sales Service Co., Ltd. (“Ruitai”), Beijing Hexinshuntong Automobile Sales Service Co., Ltd. (“Shuntong”), Huizhou Dazhong Automobile Sales Service Co., Ltd. (“Huizhou FAW-VW”) and Wenling Yuchen Toyota Automobile Sales Service Co., Ltd. (“Yuchen”).  The Company evaluated the following relevant events and circumstances as well as adverse market conditions in its qualitative assessment:

•                  The Company’s share price decreased significantly from over US$8 per ADS upon its initial public offering on December 15, 2010 to US$2.52 per ADS as of December 31, 2011, and further decreased to US$1.22 per ADS as of December 31, 2012, representing a decrease of 68.5% from 2010 to 2011 and 51.6% from 2011 to 2012. In addition, the Company’s market capitalization has been substantially lower than the carrying value of its net assets for a sustained period of time since the Company’s initial public offering.

•                  The Company’s gross profit declined significantly from RMB368 million in 2010 to RMB312 million in 2011, and further down to RMB250 million in 2012.  The Company’s net income sustained similar gradual deterioration from RMB161 million in 2010 to RMB67 million in 2011, and finally became a net loss of RMB18 million in 2012.

•                  Ruitai, Shuntong and Yuchen are engaged in the sale of Japanese brand automobiles manufactured by Honda, Mazda and Toyota, respectively.  As a result of the political tensions between China and Japan in recent years, the sales performance of these 4S dealerships was negatively impacted.

•                  As a result of the limitations on license plates issued by the Beijing municipal government implemented in late 2010, the middle-low level automobile market in Beijing, which Shuntong operates in, significantly slowed down in recent years.  The Company expected Shuntong’s sales performance would continue to be negatively affected by the consumption control policies in the next few years.

•                  As a result of the ongoing city road construction surrounding Huizhou FAW-VW that substantially hinders customer visit, the Company forecasted the sale performance of Huizhou FAW-VW would be adversely affected in the next six months.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level.  A reporting unit is an operating segment or one level below the operating segment.  The Company performed the following analysis to determine its reporting units for purposes of goodwill impairment testing:

•                  The Company currently has eleven 4S dealerships, each of which has its own inputs, processes and outputs; thus, each 4S dealership constitutes a business.

•                  Each of the Company’s 4S dealerships operates independently and has its own discrete financial information.

•                  The Company’s chief executive officer regularly reviews the financial information and operating results of the eleven 4S dealerships as well as the combined financial information of the seven reportable segments by brands, which combined certain 4S dealerships under the same brand, including Toyota (two 4S dealerships), Faw-Volkswagen (three 4S dealerships), Shanghai-Volkswagen (one 4S dealership), Faw-Mazda (two 4S dealerships), Changan-Mazda (one 4S dealership), Audi (one 4S dealership) and Honda (one 4S dealership).  At one level below the Company’s chief executive officer, each 4S dealership has its own general manager, who regularly reviews the financial information and operating results of his/her own 4S dealership and is directly accountable to and maintains regular contact with the Company’s chief executive officer to discuss activities, results, forecasts and plans for the 4S dealership.

•                  Each of the eleven 4S dealerships is managed and operated independently by a general manager who is responsible for the operating results of his/her own 4S dealership.  The Company does not have a management team at the reportable segment or brand level.

•                  The 4S dealerships are economically independent from one another, as they do not share assets and other resources or support and benefit from common research and development projects.

Based on the above analysis, the Company has concluded that the Company had eleven reporting units for purposes of its goodwill impairment assessment as of December 31, 2012.  In response to the Staff’s comment, the Company proposes to include the following disclosures under “Item 5 — Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Polices — Goodwill” in its future Form 20-F filings:

“Based on the organization and management of our business, we determined that, as of December 31, 2012, each of our 11 dealerships qualified as reporting units for the purpose of assessing goodwill for impairment.”

The Company respectfully advises the Staff that only four of the eleven reporting units had goodwill as of December 31, 2012.  The estimated fair values and the carrying values of these four reporting units are summarized in the table below:

Reporting unit	Carrying value	Estimated fair value	Percentage by which fair value exceeded carrying value
Ruitai	RMB10.1 million	RMB16.0 million	58.4%
Shuntong	RMB38.8 million	RMB44.9 million	15.7%
Huizhou FAW-VW	RMB93.6 million	RMB98.7 million	5.4%
Yuchen	RMB37.5 million	RMB52.4 million	39.7%

The Company determined that the estimated fair values of the Ruitai, Shuntong, Huizhou FAW-VW and Yuchen reporting units substantially exceeded their carrying values as of the date of its most recent goodwill impairment analysis on December 31, 2012.  Thus, these reporting units were not at risk of failing step one of the impairment test.  In response to the Staff’s comment, the Company will determine whether the estimated fair value substantially exceeds the carrying value of each of its reporting units as of the future dates of its goodwill impairment analysis, and will disclose such determination in accordance with Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350 as well as the Staff’s guidance in the comment letter in its future Form 20-F filings.

(q) Revenue recognition, page F-21

9.                                      We note your disclosure on page F-23 that automobile manufacturers provide certain incentives to your customers “through the Group” and that you characterize the incentives offered to customers by manufacturers as revenue.  Please tell us if these exact manufacturer incentives are also available to your customers at competitor dealerships or if these incentives are separately negotiated and can only be redeemed at your dealerships.

The Company respectfully submits that the incentives provided by automobile manufacturers to customers through the Company are also available to customers at competitor dealerships and can be redeemed at any dealerships selling the manufacturers’ automobiles.

Note 6. Inventories, page F-28

10.                               Considering you disclose on page F-18 that you recognize manufacturer rebates that are based solely on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates, on an accrual basis based on purchase estimates, please tell us why your inventory balance at December 31, 2011 or 2012 has not been reduced by any manufacturer rebates.

The Company respectfully submits that during the years ended December 31, 2011 and 2012, all of the rebates received from automobile manufacturers were either based on subjective factors such as customer satisfaction results or based on the discretion of the automobile manufacturer, which were recognized only when realized, and none of the rebates was based on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates.  Thus, the inventory balance has not been reduced by any manufacturer rebates at December 31, 2011 and 2012.

Note 9. Property and Equipment, page F-29

11.                               We note your disclosure that you have not obtained the ownership certificates related to certain buildings with a carrying value of RMB216,491 and RMB222,760 as of December 31, 2011 and 2012, respectively.  We also note your disclosures on page F-45 regarding the risks and potential consequences for operating commercial businesses on collectively-owned rural land.  Please tell us if you have tested these buildings for impairment during the periods presented and clarify how you determined the current carrying amounts of these buildings are fully recoverable.

The Company respectfully advises the Staff that the Company evaluates its long-lived assets, including buildings and land use rights, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360. When these events occur, the Company assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. As the Company has not obtained the ownership certificates related to certain buildings with a carrying value of RMB216.5 million and RMB222.8 million as of December 31, 2011 and 2012, respectively, a long-lived assets impairment test was performed at both balance sheet dates.  Although the Company has not obtained the ownership certificates for certain buildings its subsidiaries occupy to operate their businesses, the Company determines that the current carrying amounts of these buildings are fully recoverable because, as disclosed on page F-45, the third parties who leased or subleased the land to the Company to construct these buildings are obligated, under the relevant lease and sublease agreements, to compensate the Company for losses in the event the Company’s subsidiaries are required to move out of the land.  As a result, the expected future undiscounted cash flows associated with the buildings can be reasonably estimated.

Certifications

12.                               Please amend your filing to revise the certifications of your principal executive and principal financial officers to use the exact wording provided in Form 20-F, Instructions as to Exhibits, Item 12.  Specifically, please revise the introduction to paragraph 4 to state that “The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15a-15(f)) for the company.”

The Company confirms that its principal executive and principal financial officers will use the exact wording provided in Form 20-F, Instructions as to Exhibits, Item 12, and in particular, the introduction to paragraph 4, in the respective certifications in Exhibits 12.1 and 12.2 in future Form 20-F filings.

*         *         *         *         *

At your request, we hereby acknowledge that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me (telephone: +86.10.8735.8388; mobile: +86.13910291120; fax: +86.10.8736.9868; e-mail: luojiangyu@lentuo.net), our finance manager Mr. Liangqing Xiao (+86.10.8735.8388; mobile: +86.13522438747; fax: +86.10.8736.9868; e-mail: xiaoliangqing@lentuo.net), or our attorney Alan Seem (telephone: +1.650.838.3753; mobile: +1.650.391.3709; e-mail: alan.seem@shearman.com) if you have additional questions or require additional information.

Very truly yours,

/s/ Jiangyu Luo
Name:	Jiangyu Luo
Title:	Acting Chief Financial Officer